UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

TSR, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

872885207

(CUSIP Number)

QAR Industries, Inc.
101 SE 25th Avenue
Mineral Wells, Texas 76067
Attn: Robert Fitzgerald

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 15, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872885207	13D	Page 2 of 6

(1)	NAMES OF REPORTING PERSONS QAR Industries, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 498,884 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 498,884 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 498,884 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.99%*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

*	Percentage calculated based on 2,169,546 shares of common stock, par value $0.01 per share, outstanding as of April 15, 2024, as reported in the Form 10-Q filed by TSR, Inc. for the fiscal quarter ended February 29, 2024.

CUSIP No. 872885207	13D	Page 3 of 6

(1)	NAMES OF REPORTING PERSONS Robert Fitzgerald
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 61,615 shares (1)
	(8)	SHARED VOTING POWER 498,884 shares (2)
	(9)	SOLE DISPOSITIVE POWER 51,615 shares (3)
	(10)	SHARED DISPOSITIVE POWER 498,884 shares (2)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 560,499 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.83%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

1.	Includes unvested restricted stock award of 10,000 shares granted under the TSR, Inc. 2020 Equity Incentive Plan.
2.	Shares held by QAR Industries, Inc. of which the reporting person is President, Chairman of the Board and majority shareholder.
3.	Mr. Fitzgerald does not have dispositive power over the 10,000 shares of unvested restricted stock referenced in Footnote 1.

*	Percentage calculated based on 2,169,546 shares of common stock, par value $0.01 per share, outstanding as of April 15, 2024, as reported in the Form 10-Q filed by TSR, Inc. for the fiscal quarter ended February 29, 2024.

CUSIP No. 872885207	13D	Page 4 of 6

Explanatory Note

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D filed on July 30, 2018, as amended by Amendment No. 1 filed on August 28, 2018, Amendment No. 2 filed on November 20, 2018, Amendment No. 3 filed on September 10, 2019, and Amendment No. 4 filed February 22, 2021 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 1. Security and Issuer.

This Amendment relates to the common stock, par value $0.01 per share (“Common Stock”), issued by TSR, Inc. (the “Company” or the “Issuer”) whose principal executive offices are located at 400 Oser Avenue, Suite 150, Hauppauge, NY 11788.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Merger Agreement and Related Transactions

On May 15, 2024, Vienna Parent Corporation, an Indiana corporation (“Parent”), Vienna Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, subject to the terms of the Merger Agreement, Merger Sub will commence a cash tender offer (the “Offer”) to purchase all of the outstanding shares of Common Stock of the Company at a price of $13.40 per share, net to the seller in cash, without interest, subject to applicable withholding taxes and on the terms and subject to the conditions set forth in the Merger Agreement.

The Merger Agreement provides that Merger Sub will commence the Offer no later than 10 business days after the date of the Merger Agreement. The Offer will expire at one minute after 11:59 p.m., Eastern Time, on the date that is 20 business days following the commencement date of the Offer, unless extended in accordance with the terms of the Offer and the Merger Agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 17, 2024, and is incorporated herein by reference.

Tender and Support Agreement

In connection with the execution of the Merger Agreement, the Reporting Persons, solely in their capacities as stockholders of the Issuer, entered into a Tender and Support Agreement (the “Support Agreement”) with Parent and Merger Sub. The Support Agreement provides, among other things, that each applicable stockholder will tender all of the shares of Common Stock held by such stockholder in the Offer.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is attached as Exhibit 99.3 to this Schedule 13D/A and is incorporated herein by reference.

CUSIP No. 872885207	13D	Page 5 of 6

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment are incorporated herein by reference. As of May 17, 2024, the Reporting Persons beneficially owned 560,499 shares of Common Stock, representing approximately 25.83% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 2,169,546 shares of common stock, par value $0.01 per share, outstanding as of April 15, 2024, as reported in the Form 10-Q filed by TSR, Inc. for the fiscal quarter ended February 29, 2024.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The description of the Merger Agreement and the Support Agreement set forth in Item 4 of this Amendment is incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.3 Tender and Support Agreement, dated as of May 15, 2024, by and among Vienna Parent Corporation, Vienna Acquisition Corporation, Robert Fitzgerald and QAR Industries, Inc. (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Issuer on May 17, 2024).

CUSIP No. 872885207	13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QAR INDUSTRIES, INC.

Dated: May 17, 2024	By:	/s/ Robert Fitzgerald
	Name:	Robert Fitzgerald
	Title:	President

	By:	/s/ Robert Fitzgerald
	Name:	Robert Fitzgerald